

September 28, 2010

Mr. Wan Feng
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033, China

> **Re:** **China Life Insurance Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **File No. 001-31914**

Dear Mr. Feng:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects

General

1. Financial data presented in tabular form should read consistently from left to right in the same chronological order throughout the filing. Please revise your presentations accordingly.

Investments, page 77

2. Please disclose the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position as of December 31, 2009 and 2008. This disclosure is consistent with the disclosure that you provided on pages 85-86 in your 2008 Form 20-F e.g. investments where fair value was below cost by more than 20% for a period of at least six months at December 31, 2009.

Critical Accounting Policies, page 81

3. You state that the reserve for long-term insurance contracts represents "the present value of future payouts that will be required to fulfill the contractual obligations, taking account of margin." Please revise to describe the actuarial methods used to determine these reserves, particularly how future administrative expenses and future premiums were considered in your calculations. For example, in your 2008 Form 20-F, you disclosed that the net level premium valuation method was used to determine policyholder reserves for your long-term traditional insurance contracts.

4. Please describe and quantify the risk margin and residual margin assumptions used to determine your reserves for long-term insurance contracts for each period presented. Explain the factors that caused you to revise these assumptions. Quantify the impact of reasonably likely changes in these assumptions on your future operating results. Refer to the Commission's Interpretative MD&A Guidance Release No. 33-8350 dated December 29, 2003.

5. Please quantify the amount of risk margin and residual margin included in your insurance contract reserves at December 2009 and 2008.

6. Please disclose the methods and assumptions used to determine reserves for universal life contracts and investment contracts with and without DFP.

A. Operating Results, page 87

7. Please revise to explain and quantify the factors underlying changes in your consolidated statement of comprehensive income and the expected impact of known trends and uncertainties on your future operating results. For example, explain how you adjusted your debt and equity investment strategies to "take advantage of favorable market conditions" and why dividends from securities investment funds decreased and quantify the corresponding impact of each change on your operating results.

8. Please revise your analysis of the 2009 increase in insurance benefits and claims to explain and quantify the factors causing the decrease in life insurance, death and other benefits and the increase in insurance contract liabilities, particularly the impact of risk margin releases and changes in key reserve assumptions. Also, explain and quantify how

increases in business volume, adjustment of product mix and "accumulation of insurance liabilities" affected each caption listed under insurance benefits and claims in your consolidated statement of comprehensive income.

9.Capital Resources and Liquidity, page 93

9. Please provide an analysis and explanation of the sources and uses of cash and material changes in items underlying the major captions reported in your financial statements. Explain the impact of trends and uncertainties on your future liquidity and capital resources and your ability to meet future cash requirements, particularly the contractual obligations and commitments, shown on page 95, and to manage the liquidity risk, shown on pages F-35 and F-36. Refer to SEC Release No. 33-8350, IV, B.

Item 18. Financial Statements

General

10. Please explain to us why your retroactive adoption of IFRS resulted in net premiums earned for 2008 increasing from 134,650 (RMB million), as reported in your 2008 Form 20-F, to 265,177 (RMB million), as reported in your 2009 Form 20-F. Also, explain the corresponding increases in your insurance benefits and claims and underwriting and policy acquisition costs. Revise your disclosure on pages F-13 and F-14 accordingly.

11. Please provide the schedules required under Article 7 of Regulation S-X.

Notes to Consolidated Financial Statements

2 Summary of Significant Accounting Policies, page F-11

12. Please describe your accounting policy for policy acquisition costs. Disclose policy acquisition costs recognized in each period presented, including related amounts reflected in the amortization of residual margin.

2.9.3 Investment contracts, page F-22

13. Your disclosure states that your investment contract liability is carried at amortized cost. Please explain this terminology and refer us to the technical guidance upon which you relied in using this method for recording your investment contract liability.

2.11 Derivative instruments, page F-22

14. Please describe and quantify to us your use of financial derivatives for each period presented.

4 Management of Insurance and Financial Risk

Liquidity risk, page F-35

15. The cash flow information presented at December 31, 2009 and 2008 appears to indicate an increasingly unfavorable duration match between your expected contractual financial asset cash flows and financial liability cash flows. For example, based on the cash flow information disclosed in the tables on F-35 and F-36, the net contractual and expected cash flows for your financial assets and financial and insurance liabilities appear to have increased from a total cash flow deficit of 135,322 (RMB million) at December 31, 2008 to a deficit of 234,555 (RMB million) at December 31, 2009. Also, on page 12, you disclose that you are unable to closely match the duration of assets and liabilities and that your liability duration is shorter than your asset duration. Please explain the implications of this increasing cash flow deficit and the inability to closely match asset and liability durations on your future liquidity risk and describe any courses of action that you plan to take. Also, quantify the degree to which you matched the duration of assets and liabilities at December 31, 2009 and 2008 and the degree to which you expect to match the duration of assets and liabilities in 2010.

8 Financial Assets

General

16. Please provide the disclosure required under Note 6 of Rule 7.03(a)1 of Regulation S-X, regarding investments greater than 10% of stockholders' equity.

8.5 Available for sale securities, page F-50

17. You disclose that most of your debt securities are "unlisted," while on page 51, you state that "most of our debt securities are publicly traded on stock exchanges or in the interbank market in China." Please explain this apparent contradiction and revise your disclosure accordingly. If these unlisted debt securities are traded in the interbank market, disclose those factors that mitigate the associated credit risk.

13 Insurance Contracts

(d) Movements in liabilities of long-term insurance contracts, page F-58

18. Please describe and quantify the specific assumption changes included in the caption, "Change in Assumptions." Describe and quantify the release of risk margin included in the caption, "Release of Liabilities," for each period presented.

19 Net Realized Gains (Losses) on Financial Assets, page F-63

19. Please provide the disclosure required by IFRS 7 paragraphs 16 and B5, particularly the qualitative and quantitative criteria upon which you relied in determining the amount of impairment that was recognized. Also, disclose the amount of the impairment allowance account at December 31, 2009 and 2008.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman, Staff Accountant at (202) 551-3660, or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant